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FORM 12b-25	SEC FILE NUMBER 0-29862

NOTIFICATION OF LATE FILING	CUSIP NUMBER 349845206

(Check One):	[ ] Form 10-K [X ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR
For Period Ended: September 30, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 20-F

PART I - REGISTRANT INFORMATION

FORUM NATIONAL INVESTMENTS
Full Name of Registrant

N/A
Former Name if Applicable

180A, 13040 #2 Road
Address of Principal Executive Office (Street and Number)

RICHMOND, BC V7E 2G1
City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-F, Form N--SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 20-F Annual Report in a timely manner as the audit firm has not completed its review of the Form 20-F. It is anticipated that the Form 20-F Annual Report, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 20-F.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Martin Tutschek	Chief Financial Officer & Director	(604) 275-2170
	(Name)	(Title)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

	[X] Yes	[ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

N/A

FORUM NATIONAL INVESTMENTS LTD. (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008		/s/ Martin Tutschek By: _________________________________________________
Name: Martin Tutschek
Title: Chief Financial Officer and Director